SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 8, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 8, 2008, the Company reported that its Board of Directors has decided to amend the plan for the acquisition of shares issued by the Company reported on August 26, 2008. The amendment reduced the minimum payable price to Ps. 2.40 per share and the maximum payable price remains in Ps. 3.50. For this amendment, the Board of Directors has taken into account the following circumstances:

1.	The current crisis in international capital market which impacts directly in the international macroeconomic context.

2.	The evidenced fluctuations in the price of commodities.

3.	The impact of the international context in the price of Argentine listed shares.

4.	The analysis made by specialists and the recent evidences in the behavior of the markets which indicates that international investors need liquidity within the financial international crisis, besides the negative impact that this generates over the quotations and the particular situation of Argentina.

Therefore, in line with the commitments of the Board of Directors to the Company and its shareholders, and taking into account the favorable opinion of the Audit Committee and the Supervisory Committee, the Board of Directors has decided to amend the plan for the acquisition of shares issued by the Company under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the Comision Nacional de Valores, in order to help to reduce the fluctuations of the quotation of shares and strengthen the shares in the market, minimizing any possible temporary imbalance between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, and has decided to establish the following terms and conditions for the acquisition of its own shares issued by the Company:

1.	Maximum amount of the investment: Up to Ps. 30,000,000.

2.	Maximum number of shares to be acquired: Up to 10,000,000 common shares, book entry, par value of Ps. 1,00 each and entitled to one vote per share (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limit of 10% of the capital stock of the Company, as established by the applicable Argentine laws and regulation.

3.	Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares in the markets during the previous 90 days.

4.	Payable Price: Between a minimum of Ps. 2.40 per Share and up to Ps. 3.50 per Share.

5.	Term for the acquisition: 70 calendar days as it was informed in the 6-K filed on August 26, 2008, subject to any renewal or extension to be duly informed to the public in such Bulletin.

6.	Outstanding shares: as of July 31, 2008 the Company has 501,531,865 outstanding common shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 8, 2008